UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 14, 2025

Berry Corporation (bry)

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38606	81-5410470
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

16000 N. Dallas Parkway, Suite 500

Dallas, Texas

75248

(Address of Principal Executive Offices)

(661) 616-3900

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	BRY	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On September 14, 2025, Berry Corporation (bry), a Delaware corporation (the “Company” or “Berry”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, California Resources Corporation, a Delaware corporation (“Parent” or “CRC”), and Dornoch Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct, wholly-owned subsidiary of Parent. A copy of the joint press release is attached as Exhibit 99.1 and is incorporated into this Item 7.01 by reference.

On September 15, 2025, in connection with the announcement of the Merger Agreement, the Company and Parent will hold a joint conference call on September 15, 2025 at 9:00 a.m. Eastern Time available to investors and the public. The investor presentation that will be used in connection with the joint conference call is attached as Exhibit 99.2 and is incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information contained in this Current Report on Form 8-K under Item 7.01 and set forth in the attached Exhibit 99.1 and Exhibit 99.2 is deemed to be “furnished” solely pursuant to Item 7.01 of Form 8-K and will not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor will such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing. The submission of the information set forth in this Item 7.01 will not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1 and Exhibit 99.2, that is provided solely in connection with Regulation FD.

FORWARD-LOOKING STATEMENTS

Information set forth in this communication, including financial estimates and statements as to the effects of the proposed transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other securities laws. All statements other than historical facts are forward-looking statements, and include statements regarding the benefits of the proposed transaction, future financial position and operating results of Berry and CRC, business strategy, projected revenues, earnings, costs, capital expenditures and plans, objectives and intentions of management for the future. Words such as “expect,” “could,” “may,” “anticipate,” “intend,” “plan,” “ability,” “believe,” “seek,” “see,” “will,” “would,” “estimate,” “forecast,” “target,” “guidance,” “outlook,” “opportunity” or “strategy” or similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of the management of Berry and CRC and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, projected in, or implied by, such statements. The expectations and forecasts reflected in these forward-looking statements are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond Berry’s and CRC’s control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause Berry’s and/or CRC’s actual results to be materially different from those described in the forward-looking statements include: (i) transaction costs, (ii) unknown liabilities, (iii) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Berry’s common stock or CRC’s common stock, (iv) the ability to successfully integrate the businesses, (v) the ability to achieve projected synergies or it may take longer than expected to achieve those synergies, (vi) risks related to financial community and rating agency perceptions of each of Berry and CRC or its respective business, operations, financial condition and the industry in which it operates, (vii) risks related to the potential impact of general economic, political and market factors on Berry or CRC or the proposed transaction, (viii) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, (ix) the risk that stockholders of Berry may not approve the proposed transaction, (x) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (xi) effects of the announcement, pendency or completion of the proposed transaction on the ability of Berry and CRC to retain customers and retain and hire key personnel and maintain relationships with their respective suppliers and customers, (xii)

2

the risk that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner, including the risk that all necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (xiii) those expressed in Berry’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in Berry’s Annual Report on Form 10-K and its other SEC filings available at https://ir.bry.com/ and (xiv) those expressed in CRC’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in CRC’s Annual Report on Form 10-K and its other SEC filings available at www.crc.com. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CRC’s registration statement on Form S-4 that will contain a proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Berry or CRC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Berry and CRC each cautions you not to place undue reliance on forward-looking statements contained in this communication, which speak only as of the date hereof, and each of Berry and CRC is under no obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. This communication may also contain information from third-party sources. This data may involve a number of assumptions and limitations, and each of Berry and CRC has not independently verified them and do not warrant the accuracy or completeness of such third-party information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, CRC will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will include a proxy statement of Berry that also constitutes a prospectus of CRC, and any other documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Berry. Investors and stockholders of Berry and CRC are urged to read the proxy statement/prospectus and any other documents filed or to be filed with the SEC in connection with the proposed transaction when they become available, as they will contain important information about Berry, CRC, the proposed transaction and related matters. The registration statement and proxy statement/prospectus and other documents filed by Berry or CRC with the SEC, when filed, will be available free of charge at the SEC’s website at https://www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by Berry, including the proxy statement/prospectus, on Berry’s website at https://ir.bry.com/reports-resources, and may obtain free copies of documents that are filed or will be filed with the SEC by CRC, including the registration statement and the proxy statement/prospectus, on CRC’s website at https://www.crc.com/investor-relations. The information included on, or accessible through, Berry’s or CRC’s website is not incorporated by reference into this communication.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

Berry and its directors and certain of Berry’s executive officers and other employees, and CRC and certain of its directors, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Berry’s stockholders in connection with the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Berry’s directors and executive officers is contained in the “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation – Compensation Discussion and Analysis,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” sections of Berry’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 7, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on

3

March 13, 2025; in Item 5.07 of Berry’s Current Report on Form 8-K filed with the SEC on May 22, 2025; in Berry’s Current Reports on Form 8-K filed with the SEC on January 22, 2025 and October 25, 2024; and under “Leadership” accessed through the “About” link on Berry’s website at https://bry.com/about/management/. Information regarding CRC’s directors and executive officers is contained in the “Board of Directors and Corporate Governance,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Director Compensation,” “Stock Ownership Information,” and “Proposals Requiring Your Vote – Proposal 1: Election of Directors” sections of CRC’s definitive proxy statement for CRC’s 2025 Annual Meeting of Stockholders, filed with the SEC on March 19, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of CRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025; in Item 5.07 of CRC’s Current Report on Form 8-K filed with the SEC on May 6, 2025; in CRC’s Current Reports on Form 8-K filed with the SEC on June 23, 2025 and November 25, 2024; and under “Our Team” accessed through the “Our Business” link on CRC’s website at https://www.crc.com/our-business/our-team. Additional information regarding ownership of Berry’s securities by its directors and executive officers and of CRC’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3, 4 or 5, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001705873 and https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001609253, respectively. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit No.	Description

99.1	Press Release, dated September 15, 2025.

99.2	Investor Presentation, dated September 15, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2025

Berry Corporation (bry)

By:	/s/ Jenarae N. Garland
Name:	Jenarae N. Garland
Title:	Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

Exhibit 99.1

California Resources Corporation Announces All-Stock Combination with Berry Corporation

Highly Accretive Transaction Across Key Financial Metrics Enhances CRC’s Portfolio

Combination to Create a Stronger, More Efficient Leader in California Energy

Long Beach, California, and Dallas, Texas, September 15, 2025—California Resources Corporation (NYSE: CRC) (“CRC”) and Berry Corporation (NASDAQ: BRY) (“Berry”) jointly announced today their entry into a definitive agreement to combine in an all-stock transaction valuing Berry at approximately $717 million, inclusive of Berry’s net debt1. Under the terms of the merger agreement, existing CRC shareholders are expected to own approximately 94% of the combined company upon closing. Supplemental slides have been posted to CRC’s website at crc.com and Berry’s website at bry.com. CRC and Berry are hosting a conference call and webcast at 9 a.m. ET (6 a.m. PT) on Monday, September 15, 2025. Conference call details can be found within this release.

“The combination of CRC and Berry will create a stronger, more efficient California energy leader. This transaction is attractively valued and immediately accretive across key financial metrics, strengthening our ability to deliver sustainable value to shareholders,” said CRC President and CEO Francisco Leon. “By realizing substantial corporate and operating synergies, we expect to significantly lower costs and generate higher free cash flow. Equally important, the combined company will maintain a strong balance sheet with low leverage, a robust hedge book and liquidity—providing the flexibility to pursue new development opportunities amid an improving permitting backdrop in Kern County. We are now well positioned to unlock our deep asset inventory and drive long-term cash flow per share growth.”

“This announcement presents a compelling value proposition for our shareholders,” said Renée Hornbaker, Berry’s Board Chair. “The industrial logic of this merger will allow Berry shareholders to benefit from the creation of a larger and more sustainable business, with an improved capital structure and significant operational synergies. Additionally, the strong tailwinds we are seeing on the regulatory front makes this the right time to consummate this merger. The combined company will ensure our communities have access to safe, reliable and affordable energy through responsible in-state production, all while delivering significant long-term value for shareholders.”

Highlights

•

Compelling fit with CRC’s low decline, conventional assets in California: The transaction will add high quality, oil-weighted, mostly conventional proved developed reserves and sustainable cash flow to CRC. On a pro forma[2] basis, the combined company would have produced approximately 161 thousand barrels of oil equivalent per day (Mboe/d) (81% oil) in the second quarter of 2025 and would have held approximately 652 million barrels of oil equivalent (MMboe) proved reserves[3] (87% proved developed) as of year-end 2024. As a result of this combination, CRC will also own C&J Well Services, a California-focused oilfield services subsidiary of Berry. This business will enhance CRC’s ability to maintain active wells, strengthen its well abandonment capabilities, help support safe and responsible operations, mitigate future cost inflation and ensure long-term operational efficiency.

•

Accretive to key financial metrics: The combination is expected to be accretive to net cash provided by operating activities and free cash flow. It is priced at approximately 2.9x enterprise value / 2025E adjusted EBITDAX[1,4] with projected second half 2025 per share accretion to both net cash provided by operating activities[4,5] and free cash flow[4,5] of more than 10% before estimated synergies.

•

Significant synergies identified, with upside potential: Within 12 months post closing, CRC expects to achieve annual synergies of $80 – 90 million, or approximately 12% of the transaction value[1]. Approximately 50% of the run-rate synergies are expected to be implemented within six months of closing and the remaining 50% of synergies are anticipated within 12 months. Synergies are expected to primarily come through corporate synergies, lower interest costs through debt refinancing, operating improvements and supply chain efficiencies.

•

Maintains financial strength and flexibility: Post closing, CRC will retain its strong balance sheet with estimated pro forma LTM leverage ratio[4] of less than 1.0x and approximately 70% of its expected second half 2025 pro forma oil production hedged at $68/Bbl Brent floor price[6].

•

Uinta Basin—strategic optionality and development upside: Berry’s large, contiguous Uinta Basin position (~100,000 net acres with significant identified inventory), provides additional operational and financial optionality. Second quarter 2025 production was 4.2 MBoe/d (~65% oil/liquids, 79% NRI) with a PV-10[3,4] of total proved reserves of approximately $110 million as of year-end 2024. Berry recently brought online four horizontal wells which together are producing approximately 3.8 MBoe/d gross (~93% oil)[7] with peak production expected in late September to early October.

Transaction Details

Berry shareholders will receive a fixed exchange ratio of 0.0718 shares of CRC common stock for each share of BRY common stock owned, representing a premium of 15% based on the closing prices of the stocks on Friday, September 12, 2025. Based on the closing stock prices for CRC and Berry on September 12, 2025, the exchange ratio implies an enterprise value for the combined entity of more than $6 billion1. CRC plans to refinance Berry’s outstanding debt with cash on hand and borrowings under its Credit Agreement and may also pursue a new debt issuance, subject to market conditions, to further optimize its balance sheet and support long-term capital allocation priorities. CRC’s strong balance sheet and liquidity position provides flexibility regarding refinancing options and timing.

The transaction, which is expected to close in the first quarter of 2026, has been unanimously approved by the board of directors of both companies. Closing is subject to customary closing conditions, including receipt of required regulatory approvals and receipt of Berry shareholder approval. CRC’s executive management team will lead the combined company from its headquarters in Long Beach, California. Following the close of the transaction, CRC will provide additional financial and operating guidance for the combined company.

Advisors

RBC Capital Markets and Petrie Partners are serving as financial advisors and Sullivan & Cromwell LLP is serving as a legal advisor to CRC. Guggenheim Securities, LLC is serving as financial advisor and Vinson & Elkins LLP is serving as legal advisor to Berry.

Conference Call Details

A conference call and webcast is planned for 9 a.m. ET (6 a.m. PT) on Monday, September 15, 2025. To participate in the call, dial (877) 328-5505 (International calls dial +1 (412) 317-5421) or access via webcast at www.crc.com. Participants may also pre-register for the conference call at https://dpregister.com/sreg/10202940/ffe8c57248. A digital replay of the conference call will be available for approximately 90 days.

[1]

Berry’s transaction value was calculated as $717 million assuming 5.8 million of shares of CRC common stock are issued as consideration in the combination based on a per CRC share price of $53.01 as of September 12, 2025, plus $408 million of assumed net debt as of June 30, 2025. Based on internal management expectations and consensus estimates from FactSet as of September 12, 2025.

[2]

Pro forma 2Q25 production is based on 2Q25 actual production for CRC and Berry from public filings. Unless otherwise noted, pro forma 2025 estimates are based on management estimates and/or FactSet consensus estimates as of September 12, 2025, and exclude estimated annualized synergies. All future quarterly dividends and share repurchases are subject to changes in commodity prices, restrictions under credit agreement covenants and the approval of CRC’s Board (in the case of CRC) and Berry’s Board (in the case of Berry). Pro forma 2025 estimates are forward-looking statements and actual results could differ materially.

[3]	Reserves determined as of December 31, 2024 and use 2024 SEC Prices of $80.42 per barrel for oil and $2.13 per MMBtu for natural gas.
[4]

Represents a non-GAAP measure. For all historical non-GAAP financial measures please see the Earning Releases or Investor Relations pages at www.crc.com and www.bry.com for a reconciliation to the nearest GAAP equivalent and other additional information. CRC and Berry are unable to provide a reconciliation of non-GAAP financial measures contained in this release that are presented on a forward-looking basis for the described transaction because CRC and Berry are unable, without unreasonable efforts, to estimate and quantify the most directly comparable GAAP components, largely because predicting future operating results is subject to many factors outside of CRC’s and Berry’s control and not readily predictable and that are not part of CRC’s and Berry’s routine operating activities, including various economic, regulatory, political and legal factors.

[5]

Based on internal management expectations and consensus estimates from FactSet as of September 12, 2025. Net cash provided by operating activities and free cash flow are both before net changes in operating assets and liabilities and exclude targeted synergies, transaction costs, debt issuance costs and other expenses related to the transaction. Assumes 85.3 million fully-diluted shares outstanding for CRC standalone and 91.1 million fully-diluted shares outstanding for pro forma. Fully-diluted shares has been calculated as if all outstanding equity awards were accelerated upon a change in control and settled in shares.

[6]	Based on internal management expectations and consensus estimates from FactSet as of September 12, 2025.
[7]	Represents the 7-day average gross production for the period from September 7, 2025 to September 14, 2025.

About California Resources Corporation

California Resources Corporation (NYSE: CRC) is an independent energy and carbon management company committed to energy transition. CRC is committed to environmental stewardship while safely providing local, responsibly sourced energy. CRC is also focused on maximizing the value of its land, mineral ownership, and energy expertise for decarbonization by developing carbon capture and storage (CCS) and other emissions reducing projects. For more information about CRC, please visit www.crc.com.

About Berry Corporation

Berry is a publicly traded (NASDAQ: BRY) western United States independent upstream energy company with a focus on onshore, low geologic risk, long-lived oil and gas reserves. Berry operates in two business segments: (i) exploration and production (“E&P”) and (ii) well servicing and abandonment services. Its E&P assets are located in California and Utah, are characterized by high oil content and are predominantly located in rural areas with low population. Its California assets are in the San Joaquin Basin (100% oil), and its Utah assets are in the Uinta Basin (65% oil). Berry provides well servicing and abandonment services to third party operators in California and its California E&P operations through C&J Well Services (CJWS). More information can be found at the Berry’s website at www.bry.com.

Additional Information and Where to Find It

In connection with the transaction, CRC will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “registration statement”), which will include a proxy statement of Berry that also constitutes a prospectus of CRC, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Berry. Investors and stockholders of CRC and Berry are urged to read the proxy statement/prospectus and any other documents filed or to be filed with the SEC in connection with the transaction when they become available, as they will contain important information about CRC, Berry, the transaction and related matters. The registration statement and proxy statement/prospectus and other documents filed by CRC or Berry with the SEC, when filed, will be available free of charge at the SEC’s website at https://www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by CRC, including the registration statement and the proxy statement/prospectus, on CRC’s website at https://www.crc.com/investor-relations, and may obtain free copies of documents that are filed or will be filed with the SEC by Berry, including the proxy statement/prospectus, on Berry’s website at https://ir.bry.com/reports-resources. The information included on, or accessible through, CRC’s or Berry’s website is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

CRC and certain of its directors, executive officers and other employees, and Berry and its directors and certain of Berry’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Berry’s stockholders in connection with the transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the transaction when it is filed with the SEC. Information regarding CRC’s directors and executive officers is contained in the “Board of Directors and Corporate Governance,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Director Compensation,” “Stock Ownership Information,” and “Proposals Requiring Your Vote – Proposal 1: Election of Directors” sections of CRC’s definitive proxy statement for CRC’s 2025 Annual Meeting of Stockholders, filed with the SEC on March 19, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of CRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025; in Item 5.07 of CRC’s Current Report on Form 8-K filed with the SEC on May 6, 2025; in CRC’s Current Reports on Form 8-K filed with the SEC on June 23, 2025 and November 25, 2024; and under “Our Team” accessed through the “Our Business” link on CRC’s website at https://www.crc.com/our-business/our-team. Information regarding Berry’s directors and executive officers is contained in the “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation – Compensation Discussion and Analysis,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” sections of Berry’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 7, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025; in Item 5.07 of Berry’s Current Report on Form 8-K filed with the SEC on May 22, 2025; in Berry’s Current Reports on Form 8-K filed with the SEC on January 22, 2025 and October 25, 2024; and under “Leadership” accessed through the “About” link on Berry’s website at https://bry.com/about/management/. Additional information regarding ownership of Berry’s securities by its directors and executive officers and of CRC’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3, 4 or 5, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001705873 and https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001609253, respectively. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the effects of the transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other securities laws. All statements other than historical facts are forward-looking statements, and include statements regarding the benefits of the transaction, future financial position and operating results of CRC and Berry, business strategy, projected revenues, earnings, costs, capital expenditures and plans, objectives and intentions of management for the future. Words such as “expect,” “could,” “may,” “anticipate,” “intend,” “plan,” “ability,” “believe,” “seek,” “see,” “will,” “would,” “estimate,”

“forecast,” “target,” “guidance,” “outlook,” “opportunity” or “strategy” or similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of the management of CRC and Berry and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, projected in, or implied by, such statements. The expectations and forecasts reflected in these forward-looking statements are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond CRC’s and Berry’s control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause CRC’s and/or Berry’s actual results to be materially different from those described in the forward-looking statements include:

(i)	transaction costs,

(ii)	unknown liabilities,

(iii)	the risk that any announcements relating to the transaction could have adverse effects on the market price of CRC’s common stock or Berry’s common stock,

(iv)	the ability to successfully integrate the businesses,

(v)	the ability to achieve projected synergies or it may take longer than expected to achieve those synergies,

(vi)	risks related to financial community and rating agency perceptions of CRC and Berry or their respective businesses, operations, financial condition and the industry in which they operate,

(vii)	risks related to the potential impact of general economic, political and market factors on CRC or Berry or the transaction,

(viii)

those expressed in CRC’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in CRC’s Annual Report on Form 10-K and its other SEC filings available at www.crc.com,

(ix)

those expressed in Berry’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in Berry’s Annual Report on Form 10-K and its other SEC filings available at https://ir.bry.com/,

(x)	the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction,

(xi)	the risk that stockholders of Berry may not approve the transaction,

(xii)

the risk that the any of the other closing conditions to the transaction may not be satisfied in a timely manner, including the risk that all necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated,

(xiii)	risks related to disruption of management time from ongoing business operations due to the transaction, and

(xiv)

effects of the announcement, pendency or completion of the transaction on the ability of CRC and Berry to retain customers and retain and hire key personnel and maintain relationships with their respective suppliers and customers.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CRC’s registration statement on Form S-4 that will contain a proxy statement/prospectus discussed above, when it becomes available, and other documents filed by CRC or Berry from time to time with the SEC.

You are cautioned not to place undue reliance on forward-looking statements contained in this communication, which speak only as of the date hereof, and each of CRC and Berry is under no obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. This communication may also contain information from third-party sources. This data may involve a number of assumptions and limitations, and neither CRC nor Berry has independently verified them and do not warrant the accuracy or completeness of such third-party information.

Contacts:

Joanna Park (CRC Investor Relations) 818-661-3731 Joanna.Park@crc.com	Daniel Juck (CRC Investor Relations) 818-661-6045 Daniel.Juck@crc.com	Hailey Bonus (CRC Media) 714-874-7732 Hailey.Bonus@crc.com	Christopher Denison (BRY Investor Relations) 661-616-3811 CDenison@bry.com

Exhibit 99.2 Strategic Bolt-On Combination California’s Leading Energy Platform

Forward-Looking / Cautionary Statements – Certain Terms Additional Information and Where to Find It In connection with the transaction, California Resources Corporation (“CRC”) will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “registration statement”), which will include a proxy statement of Berry Corporation (“BRY”) (“Berry”) that also constitutes a prospectus of CRC, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Berry. INVESTORS AND STOCKHOLDERS OF CRC AND BERRY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRC, BERRY, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CRC or Berry with the SEC, when filed, will be available free of charge at the SEC’s website at https://www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by CRC, including the registration statement and the proxy statement/prospectus, on CRC’s website at https://www.crc.com/investor-relations, and may obtain free copies of documents that are filed or will be filed with the SEC by Berry, including the proxy statement/prospectus, on Berry’s website at https://ir.bry.com/reports-resources. The information included on, or accessible through, CRC’s or Berry’s website is not incorporated by reference into this communication. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in Solicitation CRC and certain of its directors, executive officers and other employees, and Berry and its directors and certain of Berry’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Berry’s stockholders in connection with the transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the transaction when it is filed with the SEC. Information regarding CRC’s directors and executive officers is contained in the “Board of Directors and Corporate Governance,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Director Compensation,” “Stock Ownership Information,” and “Proposals Requiring Your Vote – Proposal 1: Election of Directors” sections of CRC’s definitive proxy statement for CRC’s 2025 Annual Meeting of Stockholders, filed with the SEC on March 19, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of CRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025; in Item 5.07 of CRC’s Current Report on Form 8-K filed with the SEC on May 6, 2025; in CRC’s Current Reports on Form 8-K filed with the SEC on June 23, 2025 and November 25, 2024; and under “Our Team” accessed through the “Our Business” link on CRC’s website at https://www.crc.com/our-business/our-team. Information regarding Berry’s directors and executive officers is contained in the “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation – Compensation Discussion and Analysis,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” sections of Berry’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 7, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025; in Item 5.07 of Berry’s Current Report on Form 8-K filed with the SEC on May 22, 2025; in Berry’s Current Reports on Form 8-K filed with the SEC on January 22, 2025 and October 25, 2024; and under “Leadership” accessed through the “About” link on Berry’s website at https://bry.com/about/management/. Additional information regarding ownership of Berry’s securities by its directors and executive officers and of CRC’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3, 4 or 5, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001705873 and https://www.sec.gov/cgi- bin/own-disp?action=getissuer&CIK=0001609253, respectively. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.” Cautionary Note Regarding Forward-Looking Statements Information set forth in this communication, including financial estimates and statements as to the effects of the transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other securities laws. All statements other than historical facts are forward-looking statements, and include statements regarding the benefits of the transaction, future financial position and operating results of CRC and Berry, business strategy, projected revenues, earnings, costs, capital expenditures and plans, objectives and intentions of management for the future. Words such as “expect,” “could,” “may,” “anticipate,” “intend,” “plan,” “ability,” “believe,” “seek,” “see,” “will,” “would,” “estimate,” “forecast,” “target,” “guidance,” “outlook,” “opportunity” or “strategy” or similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of the management of CRC and Berry and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, projected in, or implied by, such statements. The expectations and forecasts reflected in these forward-looking statements are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond CRC’s and Berry’s control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause CRC’s and/or Berry’s actual results to be materially different from those described in the forward-looking statements include: 2

Forward-Looking / Cautionary Statements – Certain Terms (Continued) i. transaction costs, ii. unknown liabilities, iii. the risk that any announcements relating to the transaction could have adverse effects on the market price of CRC’s common stock or Berry’s common stock, iv. the ability to successfully integrate the businesses, v. the ability to achieve projected synergies or it may take longer than expected to achieve those synergies, vi. risks related to financial community and rating agency perceptions of CRC and Berry or their respective businesses, operations, financial condition and the industry in which they operate, vii. risks related to the potential impact of general economic, political and market factors on CRC or Berry or the transaction, viii. those expressed in CRC’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in CRC’s Annual Report on Form 10-K and its other SEC filings available at www.crc.com, ix. those expressed in Berry’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in Berry’s Annual Report on Form 10-K and its other SEC filings available at https://ir.bry.com/, x. the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction, xi. the risk that stockholders of Berry may not approve the transaction, xii. the risk that any of the other closing conditions to the transaction may not be satisfied in a timely manner, including the risk that all necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, xiii. risks related to disruption of management time from ongoing business operations due to the transaction, and xiv. effects of the announcement, pendency or completion of the transaction on the ability of CRC and Berry to retain customers and retain and hire key personnel and maintain relationships with their respective suppliers and customers. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CRC’s registration statement on Form S-4 that will contain a proxy statement/prospectus discussed above, when it becomes available, and other documents filed by CRC or Berry from time to time with the SEC. You are cautioned not to place undue reliance on forward-looking statements contained in this communication, which speak only as of the date hereof, and each of CRC and Berry is under no obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. This communication may also contain information from third-party sources. This data may involve a number of assumptions and limitations, and neither CRC nor Berry has independently verified them and do not warrant the accuracy or completeness of such third-party information. Non-GAAP Financial Measures: This presentation contains certain financial measures that are not prepared in accordance with generally accepted accounting principles (“GAAP”). These measures are identified with an “*” and include but are not limited to adjusted EBITDAX, PV-10, Leverage Ratio, Net Debt, Liquidity, Net Cash Provided by Operating Activities Before Net Changes in Operating Assets and Liabilities, Free Cash Flow Before Net Changes in Operating Assets and Liabilities and Free Cash Flow. CRC is unable to provide a reconciliation of non-GAAP financial measures contained in this presentation that are presented on a forward-looking basis for the described transaction because CRC is unable, without reasonable efforts, to estimate and quantify the most directly comparable GAAP components, largely because predicting future operating results is subject to many factors outside of CRC's control and not readily predictable and that are not part of CRC's routine operating activities, including various economic, regulatory, political and legal factors. For all historical non-GAAP financial measures please see the Earning Releases or Investor Relations pages at www.crc.com and www.bry.com for a reconciliation to the nearest GAAP equivalent and other additional information. Industry and Market Data: This presentation has been prepared by CRC and includes market data and other statistical information from sources it believes to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on our good faith estimates, which are derived from CRC’s review of internal sources as well as the independent sources described above. Although CRC believes these sources are reliable, it has not independently verified the information and cannot guarantee its accuracy and completeness. CRC owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its business. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. CRC’s use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with CRC or an endorsement or sponsorship by or of CRC. 3

Combination Strengthens California's Leading Energy Platform

Complementary Assets

$717MM	~94%	1Q26
Transaction Value[1]	CRC Ownership of Pro Forma Company[2]	Est. Close

BRY's CA Assets[3]

- **20 MBoe/d (100% Oil)[4]**
- **66 MW total power capacity**
- **~20,000 net acres (94% NRI)**
- **1P PV-10* $2.1B**



BRY's Kern County Assets
Poso Creek
Belridge
Round Mountain
McKittrick
Bakersfield
North MWSS
South MWSS
LEGEND
Berry Acreage
Berry Fields
CRC Fields

Rationale

✓ COMPELLING INDUSTRIAL LOGIC

$80 – 90MM
Targeted Annual Synergies

- Exceptional asset fit with significant corporate and operational synergies
- C&J Well Services integration to enhance well operations, secure supply chain and mitigate potential future cost inflation

✓ ATTRACTIVELY PRICED

~2.9x
EV/BRY 2025E Adj. EBITDAX*, 1

~$30K
Per Flowing Barrel[4]

- Adds high-quality conventional inventory with upside
- BRY has permits in hand to execute a one-rig California drilling program through 2026

✓ IMMEDIATELY ACCRETIVE[5]

>10%
Pro Forma OCF* & FCF* Per Share

- Pro forma 2H25E accretion to key financial metrics before synergies

✓ MAINTAINS STRONG BALANCE SHEET

<1.0x
Pro Forma LTM Leverage Ratio*, 7

- Significant liquidity* and financial flexibility
- ~70% of 2H25E pro forma oil production hedged with average Brent floor price of $68 per barrel[6]

✓ UINTA ASSETS PROVIDE OPTIONALITY

4.2 MBoe/d[4]
2Q25 Rate, ~65% Oil/Liquids

- ~100,000 net acres, significant identified inventory, 79% NRI[3]
- In 3Q25, brought online four horizontal wells which together are producing an average of ~3.8 MBoe/d gross (~93% oil)[8]

Note: Closing is subject to customary closing conditions, including receipt of customary required regulatory approvals and receipt of BRY shareholder approval. See Slide 9 "Assumptions, Estimates and Endnotes".

4

Synergies to Enhance Free Cash Flow Generation

Significant Estimated Deal Synergies

Annual estimated synergies as % of transaction value



14%
12%
10%
8%
6%
4%
2%
0%
+
+
ÆRA
A
B
C
D
E
F
G
H
I
J
K
E&P Peer Deals[2]

$80 – 90MM	~$500MM[1]
Annual Est. Deal Synergies Implemented Within 12 Months Post Close	NPV @ 10% of Cumulative Est. Deal Synergies Over 10 Years

- Approximately ~50% expected to be implemented within 6 months post close
- Remaining ~50% expected to be implemented within 12 months post close

Enhanced Free Cash Flow* Per Share Drives Shareholder Value[3]



~14%
Improvement in Pro Forma FCF* Per Share Generation Before Synergies
Est. Synergies Contribution
+
CRC
2H25E FCF* Per Share
85.3MM Fully-Diluted Shares[3]
Pro Forma
2H25E FCF* Per Share
91.1MM Fully-Diluted Shares[3]

Note: Closing is subject to customary closing conditions, including receipt of customary required regulatory approvals and receipt of BRY shareholder approval. See Slide 9 "Assumptions, Estimates and Endnotes".

5

Low Decline, Long Duration, Conventional Oil Assets CRC - Top-Tier Independent Oil Producer ~20% Growth in Pro Forma Proved Reserves 1 2 2Q25 Net Oil Production (Mbo/d) 2024 Proved SEC Reserves (MMBOE) 200 180 160 652 140 CRC BRY Pro Forma 120 100 Peer Leading Low Base Oil Decline Rate 80 + 60 40 ~27% 20 10% - 15% 0 Pro PR CHRD CIVI MTDR SM CRC CRGY MUR NOG TALO VTLE KOS MGY VET HPK BRY MNR 3 4 Pro Forma Peer Group Average Forma 66 Note: Closing is subject to customary closing conditions, including receipt of customary required regulatory approvals and receipt of BRY shareholder approval. See Slide 9 “Assumptions, Estimates and Endnotes”.

California’s Leading Energy Platform STRONG BALANCE SHEET WITH DISCIPLINED SOLID FREE CASH FLOW GENERATION CAPITAL ALLOCATION TRACK RECORD OF LEADING ROBUST SHAREHOLDER RETURNS CARBON MANAGEMENT BUSINESS 7

Pro Forma Metrics & Glossary ($ MM unless otherwise noted) CRC BRY Pro Forma Term Definition 2Q25 Total Net Production (MBoe/d) 137 24 161 EBITDAX Earnings Before Interest, Taxes, Depreciation, Amortization and Exploration 2Q25 Net Oil Production (%) 80% 92% 81% EV Enterprise Value 1 2024 Total Proved Reserves (MMBoe) 545 107 652 FCF Free Cash Flow * 2Q25 Adj. EBITDAX $324 $53 $377 IRR Internal Rate of Return * LTM Adj. EBITDAX $1,370 $270 $1,640 LTM Last Twelve Months * LTM FCF $499 $61 $560 MBo/d Thousand Barrels of Oil per Day *, 2 2Q25 Net Debt $966 $408 $1,374 MBoe/d Thousand Barrels of Oil Equivalent per Day *, 3 2Q25 LTM Leverage Ratio 0.7x 1.5x 0.8x MMBoe Million Barrels of Oil Equivalent MW Megawatt NPV Net Present Value NRI Net Revenue Interest OCF Net Cash Provided by Operating Activities PV-10 Present Value of Future Net Cash Flows Discounted at 10% per Annum 88 Note: Closing is subject to customary closing conditions, including receipt of customary required regulatory approvals and receipt of BRY shareholder approval. See Slide 9 “Assumptions, Estimates and Endnotes”.

Assumptions, Estimates and Endnotes Pro forma 2025 estimates. This presentation includes certain forward-looking estimates of pro forma combined operating and financial results for the six months ended December 31, 2025. Unless otherwise noted, pro forma 2025 estimates are based on management estimates and/or FactSet consensus estimates as of September 12, 2025, and exclude estimated annualized synergies. All future quarterly dividends and share repurchases are subject to changes in commodity prices, restrictions under credit agreement covenants and the approval of CRC's Board (in the case of CRC) and Berry’s Board (in the case of Berry). Pro forma 2025 estimates are forward-looking statements and actual results could differ materially. Slide 4: (1) Berry’s enterprise value was calculated as $717 million assuming 5.8 million of shares of CRC common stock are issued as consideration in the combination based on a per CRC share price of $53.01 as of September 12, 2025, plus $408 million of assumed net debt as of June 30, 2025. Based on internal management expectations and consensus estimates from FactSet as of September 12, 2025. (2) Reflects CRC shareholder ownership in the pro forma combined company, based on exchange ratio calculations using shares outstanding as of August 31, 2025. (3) For more information, including information on Berry’s proved reserves and the calculation of PV-10, please see Berry’s Form 10-K for the fiscal year ended December 31, 2024. PV-10 is a non-GAAP measure. (4) Based on 2Q25 actuals. Please see Berry’s Form 10-Q for the period ended June 30, 2025 for additional information. (5) Based on internal management expectations and consensus estimates from FactSet as of September 12, 2025. Operating cash flow and free cash flow are both before net changes in operating assets and liabilities and exclude targeted synergies, transaction costs, debt issuance costs and other expenses related to the transaction. Assumes 85.3 million fully-diluted shares outstanding for CRC standalone and 91.1 million fully-diluted shares outstanding for pro forma. Fully-diluted shares has been calculated as if all outstanding equity awards were accelerated upon a change in control and settled in shares. (6) Based on internal management expectations and consensus estimates from FactSet as of September 12, 2025. (7) Please see slide 8 for additional information. (8) Represents the 7-day average gross production for the period from September 7, 2025 to September 14, 2025 with peak production expected in late September to early October. Slide 5: (1) NPV at 10% reflects the net present value of the midpoint of the targeted synergies range, discounted at a 10% rate. The calculation assumes all realized synergies are sustainable over a 10-year period and excludes both costs to achieve the savings and taxes. (2) Source: Company reports and internal estimates. Peer deals include Crescent Energy Co. & Vital Energy, Inc. (2025), EOG Resources, Inc. & Encino Acquisition Partners (2025), APA Corp. & Callon Petroleum Co. (2024), Chesapeake Energy Corp. & Southwestern Energy Co. (2024), Chord Energy Corp. & Enerplus Corp. (2024), ConocoPhillips & Marathon Petroleum Corp. (2024), Crescent Energy Co. & SilverBow Resources, Inc. (2024), Devon Energy & Grayson Mill Energy (2024), Diamondback Energy, Inc. & Endeavor Energy Resources, LP (2024), Chevron Corp. & Hess Corp. (2023) and Exxon Mobil Corp. & Pioneer Natural Resources (2023). (3) Based on internal management expectations and consensus estimates from FactSet as of September 12, 2025. Free cash flow is before net changes in operating assets and liabilities and excludes targeted synergies, transaction costs, debt issuance costs and other expenses related to the transaction. Assumes 85.3 million fully-diluted shares outstanding for CRC standalone and 91.1 million fully- diluted shares outstanding for pro forma. Fully-diluted shares has been calculated as if all outstanding equity awards were accelerated upon a change in control and settled in shares. Slide 6: (1) Source: FactSet as of September 12, 2025 for all companies other than CRC. CRC’s net production is based on 2Q25 actuals. CRC pro forma for the transaction is based on internal management expectations. (2) Proved reserves estimated as of December 31, 2024 using SEC Prices of $80.42 per barrel for oil and $2.13 per MMbtu for natural gas. For more information on Berry’s proved reserves, including a reconciliation to the most comparable GAAP measure, please see Berry’s Form 10-K for the fiscal year ended December 31, 2024. (3) Based on internal management expectations. Data represents the pro forma estimated next twelve-month base oil production decline rates as of 1Q25. (4) Source: Enverus, “1Q25 Oil NAV Compass | Long WCP, MTDR, MEG – Mispriced Quality and Catalysts” June 20, 2025. Data represents the peer average estimated next twelve-month base oil production decline rates as of 1Q25. Peer group includes BRY, CHRD, CIVI, CRGY, HPK, KOS, MGY, MNR, MTDR, MUR, NOG, PR, SM, TALO, VET and VTLE. Slide 8: (1) Proved reserves estimated as of December 31, 2024 using SEC Prices of $80.42 per barrel for oil and $2.13 per MMbtu for natural gas. For more information on Berry’s proved reserves, including a reconciliation to the most comparable GAAP measure, please see Berry’s Form 10-K for the fiscal year ended December 31, 2024. (2) Pro forma excludes transaction costs. CRC net debt excludes $16MM of restricted cash and transaction costs. Berry had an insignificant amount of restricted cash. (3) Leverage ratio is calculated as 2Q25 net debt divided by LTM adjusted EBITDAX. 9

Joanna Park Daniel Juck Hailey Bonus Sr. Director, Investor Relations Sr. Director, Communications VP, Investor Relations & Treasurer 818-661-6045 562-999-8363 818-661-3731 Daniel.Juck@crc.com Hailey.Bonus@crc.com Joanna.Park@crc.com